(212) 318-6054 vadimavdeychik@paulhastings.com

March 3, 2017	38573.00001

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Value 25 Fund Inc. (the “Company”)

Post-Effective Amendment No. 42 to the Registration Statement

on Form N-1A (33-30139; 811-05848)

Ladies and Gentlemen:

On behalf of the Company, we transmit for filing under the Securities Act of 1933 Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A (the “Registration Statement”) pursuant to provision 485(a).

The Company is making this filing in order to add a new class of shares, the T Class, and to add Appendix A (Sales Charge Reductions and Waivers Available through Certain Intermediaries), as contemplated by the Investment Management Guidance Update No. 2016-6, “Mutual Fund Fee Structures”.

The Company requests that this Registration Statement receive limited review pursuant to Investment Company Release No. 13768 (Feb. 15, 1984). The SEC staff has previously reviewed the disclosure in the Registration Statement, as filed in post-effective amendment No. 26 to the Registration Statement. In addition, aside from adding a new class of shares, T class, adding Appendix A, and making other immaterial changes, this filing is substantially similar in all material respects to prior Company filings. The Company does not believe that any other areas of this post-effective amendment warrant SEC staff’s particular attention.

If you have any questions or comments regarding the filing, please do not hesitate to contact me at (212) 318-6054.

Very truly yours,

/s/ Vadim Avdeychik
Vadim Avdeychik for PAUL HASTINGS LLP